July 21, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christie Wong
Brian Cascio

Re:	AMPLITUDE HEALTHCARE ACQUISITION CORPORATION
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2020
Filed May 24, 2021
Form 10-Q for the Quarterly Period Ended March 31, 2021
Filed May 24, 2021
File No. 001-39138

Ladies and Gentlemen:

This letter is being submitted on behalf of Amplitude Healthcare Acquisition Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the United States Securities and Exchange Commission with respect to the Company’s Amendment No. 1 to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2020, filed on May 24, 2021 (the “Amended Form 10-K”) and the Company’s Form 10-Q for the Quarterly Period Ended March 31, 2021, filed on May 24, 2021 (the “Form 10-Q”), as set forth in the Staff’s letter dated July 7, 2021 to Bala Venkataraman, Chief Executive Officer of the Company (this “Comment Letter”). On July 16, 2021, the Company filed its Amendment No. 2 to the Amended Form 10-K (the “Second Amended Form 10-K”) and its Amendment No. 1 to the Form 10-Q (the “Amended Form 10-Q”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page references in the description of the Staff’s comment refer to the Amended Form 10-K and the Form 10-Q, and the page references in the response refer to the Second Amended Form 10-K and the Amended Form 10-Q. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Second Amended Form 10-K and the Amended Form 10-Q. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Second Amended Form 10-K and the Amended Form 10-Q. The response provided herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

On behalf of the Company, we advise you as follows:

Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31, 2020

Item 15. Exhibits, Financial Statement Schedules

Exhibits 31.1 and 31.2, page EX-31

1.	We note the certifications provided in Exhibits 31.1 and 31.2 in Amendment No. 1 to your Form 10-K for the fiscal year ended December 31, 2020 and Form 10-Q for the quarterly period ended March 31, 2021 do not include the language required in paragraph 4(b) referring to internal control over financial reporting. In addition, your Form 10-Q for the quarterly period ended March 31, 2021 does not include the introductory language in paragraph 4 referring to internal control over financial reporting.

Please amend the filings to correct your certifications. You may file abbreviated amendments that are limited to the cover page, explanatory note, signature page and paragraph 1,2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised Exhibit 31.1 and Exhibit 31.2 attached to the Second Amended Form 10-K and the Amended Form 10-Q in response to the Staff’s comment.

[Signature Page Follows]

If you require additional information, please telephone the undersigned at (212) 295-6834. Thank you for your assistance.

Sincerely,

/s/ Christopher D. Barnstable-Brown

Christopher D. Barnstable-Brown, Esq.

cc:

Bala Venkataraman

Vishal Kapoor

Amplitude Healthcare Acquisition Corporation